UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on November 27, 2024, reporting the Company’s results for the third quarter and nine months ended September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: November 27, 2024	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

THIRD QUARTER 2024

27 November 2024

FRONTLINE PLC REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2024

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the three and nine months ended September 30, 2024:

Highlights

•	Profit of $60.5 million, or $0.27 per share for the third quarter of 2024.
•	Adjusted profit of $75.4 million, or $0.34 per share for the third quarter of 2024.
•	Declared a cash dividend of $0.34 per share for the third quarter of 2024.
•	Reported revenues of $490.3 million for the third quarter of 2024.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the third quarter of $39,600, $39,900 and $36,000 per day, respectively.
•
Sold its oldest Suezmax tanker, built in 2010, for a net sales price of $48.5 million and delivered the vessel to its new owner in October 2024. The transaction generated net cash proceeds of $36.5 million after repayment of existing debt.

•
Fully repaid the shareholder loan with Hemen Holding Limited, the Company’s largest shareholder (“Hemen”) and the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen for an aggregate amount of $470.0 million in the second, third and fourth quarters of 2024.

•
Entered into a sale-and-leaseback agreement in an amount of up to $512.1 million to refinance 10 Suezmax tankers. The refinancing is expected to generate net cash proceeds of approximately $101.0 million in the fourth quarter of 2024.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:
“The third quarter of 2024 performed in line with seasonal expectations, as oil demand slowed over the summer months and domestic demand by oil exporting countries in the Middle East increased. We continue to sail in a troubled geopolitical landscape and with lower year-on-year demand in Asia, and especially China, the tanker markets have yet to experience the seasonal upswing into winter. The increase in sanctioned oil trade and movement of illicit barrels have negatively impacted our trade environment. However, global oil demand is still growing, and with limited new tanker capacity coming, Frontline continues to profit as we run our cost-efficient operation and modern fleet. It will be interesting to see how the tanker market, including the trade of oil and energy, is impacted by politics as we approach 2025.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:
“In 2024 we have optimized the capital structure of the Company by refinancing debt of 36 vessels, which has extended maturities and improved margins, divesting eight older vessels and the subsequent repayment of the Hemen shareholder loan and the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen in an aggregate amount of $470.0 million. We continue to focus on maintaining our competitive cost structure,

1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

breakeven levels and solid balance sheet to ensure that we are well positioned to generate significant cash flow and create value for our shareholders.”

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE					Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	2024	Q3 2024	Q2 2024	Q4 2023	2023	Q4 2024		2024
VLCC	45,800	39,600	49,600	42,300	50,300	44,300	77%	29,600
Suezmax	43,800	39,900	45,600	45,700	52,600	39,600	70%	23,400
LR2 / Aframax	47,800	36,000	53,100	42,900	46,800	34,800	60%	22,000

We expect the spot TCEs for the full fourth quarter of 2024 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the fourth quarter of 2024. See Appendix 1 for further details.

Third Quarter 2024 Results

The Company reported profit of $60.5 million for the third quarter ended September 30, 2024, compared with profit of $187.6 million in the previous quarter. The adjusted profit2 was $75.4 million for the third quarter of 2024 compared with adjusted profit of $138.2 million in the previous quarter. The adjustments in the third quarter of 2024 consist of a $12.8 million unrealized loss on derivatives, a $2.8 million loss on marketable securities and $0.6 million in dividends received. The decrease in adjusted profit from the previous quarter was primarily due to a decrease in our TCE earnings from $357.7 million in the previous quarter to $292.2 million in the third quarter as a result of lower TCE rates.

Tanker Market Update

According to the Energy Information Administration (“EIA”), global oil consumption averaged 103.3 million barrels per day ("mbpd") in the third quarter of 2024, an increase of 0.7 mbpd compared to the same period last year. Despite an apparent decline in consumption in Asia and Oceania in the third quarter, the region has experienced growth over the past year, with India being a significant contributor to this increase.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Oil supply has remained stable since the second quarter of 2024, averaging 102.5 mbpd. The Organization of the Petroleum Exporting Countries' (“OPEC”) supply cut strategy continues to be in effect. Compared to the same quarter last year, total supply has increased by 0.7 mbpd, with non-OPEC countries contributing the most to this growth. Looking ahead, the EIA forecasts supply growth of 2.6 mbpd over the next year, potentially reaching an output of 105.1 mbpd.

With the trade of sanctioned crude increasing, the global tanker fleet continues to age as vessels remain sailing despite the efforts of US, EU and G7. With such a large part of the overall trade employing questionable actors, an astonishing 6% of the global VLCC, Suezmax tanker and Aframax/LR2 tanker fleet is reported to be sanctioned by the US Office of Foreign Asset Control (“OFAC”). The average age of the tanker fleet continues to rise with 16.5% of the above-mentioned asset classes above 20 years of age, normally not used for oil transportation by compliant actors.

We are seeing softer demand growth as Chinese imports decrease. In addition to an overall reduction in volumes, industry sources also point to the surprising growth in Iranian exports, further reducing transportation demand in the compliant market, and softening the balance of the entire global oil trade. However, we do not believe the muted demand growth in Asia, especially China, to be materially caused by the increased sale of alternative fuel vehicles (“AFV”). The high market share in new sales of AFVs does not make a significant dent in the overall population of passenger cars or heavy-duty trucks in these countries. Data from mature AFV markets, with significant higher penetration, suggest that oil and product demand only subside to a modest degree even in seemingly saturated AFV markets. We believe the softer demand growth can to a greater degree be explained by overall economic activity. In developed and mature economies, fuel tends to correlate to the general demand of other consumer goods, meaning oil and products demand will continue to be cyclical for many years to come.

The current tanker orderbook for the asset classes owned by Frontline constitutes 17.0% of the existing global fleet, with orders amounting to 67 VLCCs, 95 Suezmax tankers, and 167 LR2 tankers. Most of the growth in the orderbooks is attributed to deliveries scheduled in 2026 and 2027, meaning the growth of the global fleet will remain modest in 2025. Due to the general age profile of the current fleet, the orderbook is not expected to significantly impact the overall outlook of the tanker fleet in the near term.

The Fleet

As of September 30, 2024, the Company’s fleet consisted of 82 vessels owned by the Company (41 VLCCs, 23 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.9 million DWT. As of September 30, 2024, all but one vessel in the Company's fleet were Eco vessels and 46 were scrubber-fitted vessels with a total average age of 6.4 years, making it one of the youngest and most energy-efficient fleets in the industry.

As of September 30, 2024, six of the Company’s vessels (1 VLCCs, 1 Suezmax tanker, 4 LR2/Aframax tankers) were on time charter-out contracts with initial periods in excess of 12 months.

In January 2024, the Company announced that it has entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024 (one of which was classified as held for sale as of March 31, 2024). After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $42.7 million in the first quarter of 2024 in relation to the three vessels delivered in the period and recorded a gain of $25.9 million in the second quarter of 2024 in relation to the delivery of the remaining two vessels.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the second quarter of 2024.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the second quarter of 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company expects to record a gain of approximately $18.0 million in the fourth quarter of 2024.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500. The charter commenced in the third quarter of 2024.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

Corporate Update

In June 2024, the Company attended an introductory hearing before the Enterprise Court in Antwerp, Belgium, in response to a summons received from certain funds managed by FourWorld Capital Management LLC (“FourWorld”) in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within Euronav NV ("Euronav") announced on October 9, 2023, and Euronav’s acquisition of CMB.TECH NV. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined during the course of the proceedings. A procedural calendar has been agreed and the case is scheduled for oral court pleadings in May 2026, after which a judgment will be rendered. The Company finds the claims to be without merit and intends to vigorously defend against them.

The Board of Directors declared a dividend of $0.34 per share for the third quarter of 2024. The record date for the dividend will be December 11, 2024, the ex-dividend date is expected to be December 11, 2024, for shares listed on the New York Stock Exchange and December 10, 2024, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about December 31, 2024.

The Company had 222,622,889 ordinary shares outstanding as of September 30, 2024. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the third quarter of 2024 was 222,622,889.

Financing Update

In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partly finance the acquisition of 24 VLCCs from Euronav (the “Acquisition”). The facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the Company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023, all of which was drawn down to partly finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition (the “Hemen shareholder loan”). The Hemen shareholder loan has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the Hemen shareholder loan to partly finance the Acquisition. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million to partly finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In June 2024, the Company repaid $147.5 million under the Hemen shareholder loan. In August 2024, the Company repaid the Hemen shareholder loan in full.

In December 2023, the Company drew down $99.7 million under its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen to partly finance the Acquisition. In April 2024, the Company repaid $100.0 million under the facility. In October 2024, the Company repaid $75.0 million under the facility. Up to $275.0 million remains available to be drawn following the repayment.

In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation, to refinance eight Suezmax tankers and eight LR2 tankers. The facility has a tenor of approximately nine years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of approximately 19.7 years commencing on the delivery date from the yard. In June 2024, the Company drew down $306.5 million under the facility. In August 2024, the Company drew down the remaining $300.2 million under the facility. The refinancing generated net cash proceeds of $275.0 million in the second and third quarter of 2024.

In October 2024, the Company entered into a sale-and-leaseback agreement in an amount of up to $512.1 million with CMB Financial Leasing Co., Ltd to refinance an existing sale-and-leaseback agreement for 10 Suezmax tankers. The lease financing has a tenor of 10 years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20.6 years commencing on the delivery date from the yard and includes purchase options for Frontline throughout the term of the agreement. The refinancing is expected to generate net cash proceeds of approximately $101.0 million in the fourth quarter of 2024.

Conference Call and Webcast

On November 27, 2024, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;

•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	potential conflicts of interest involving members of our board of directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels;

•	the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;

•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
November 26, 2024

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Cato Stonex - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2024

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2023 Jul-Sep	2024 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2024 Jan-Sep	2023 Jan-Sep	2023 Jan-Dec
377,085	490,318	Revenues	1,624,741	1,387,180	1,802,184
400	45	Other operating income	94,274	24,080	24,080
377,485	490,363	Total revenues and other operating income	1,719,015	1,411,260	1,826,264

145,051	194,985	Voyage expenses and commission	599,968	460,488	618,595
44,102	59,446	Ship operating expenses	176,791	131,592	176,533
15,298	6,965	Administrative expenses	34,377	39,637	53,528
58,282	84,156	Depreciation	255,882	170,924	230,942
262,733	345,552	Total operating expenses	1,067,018	802,641	1,079,598
114,752	144,811	Net operating income	651,997	608,619	746,666

3,800	5,054	Finance income	12,928	11,528	18,065
(38,110)	(82,439)	Finance expense	(227,195)	(115,917)	(171,336)
17,883	(2,817)	Gain (loss) on marketable securities	(2,002)	(6,085)	22,989
(1,690)	42	Share of results of associated company	(878)	3,265	3,383
11,112	602	Dividends received	1,885	36,612	36,852
107,747	65,253	Profit before income taxes	436,735	538,022	656,619
(4)	(4,796)	Income tax benefit (expense)	(7,885)	21	(205)
107,743	60,457	Profit for the period	428,850	538,043	656,414
$0.48	$0.27	Basic and diluted earnings per share	$1.93	$2.42	$2.95

2023 Jul-Sep	2024 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2024 Jan-Sep	2023 Jan-Sep	2023 Jan-Dec

107,743	60,457	Profit for the period	428,850	538,043	656,414

		Items that may be reclassified to profit or loss:
(52)	(251)	Foreign currency exchange gain (loss)	195	79	(39)
(52)	(251)	Other comprehensive income (loss)	195	79	(39)
107,691	60,206	Comprehensive income	429,045	538,122	656,375

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Sep 30 2024	Dec 31 2023
ASSETS
Current assets
Cash and cash equivalents	320,885	308,322
Marketable securities	5,430	7,432
Other current assets	455,930	412,172
Total current assets	782,245	727,926

Non-current assets
Vessels and equipment	5,354,100	4,633,169
Right-of-use assets	1,643	2,236
Goodwill	112,452	112,452
Investment in associated company	11,508	12,386
Prepaid consideration	—	349,151
Other non-current assets	21,594	45,446
Total non-current assets	5,501,297	5,154,840
Total assets	6,283,542	5,882,766

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	402,152	261,999
Current portion of obligations under leases	1,143	1,104
Other current payables	144,384	145,951
Total current liabilities	547,679	409,054

Non-current liabilities
Long-term debt	3,386,743	3,194,464
Obligations under leases	686	1,430
Other non-current payables	466	472
Total non-current liabilities	3,387,895	3,196,366

Equity
Frontline plc equity	2,348,440	2,277,818
Non-controlling interest	(472)	(472)
Total equity	2,347,968	2,277,346
Total liabilities and equity	6,283,542	5,882,766

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2023 Jul-Sep	2024 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2024 Jan-Sep	2023 Jan-Sep	2023 Jan-Dec
		OPERATING ACTIVITIES
107,743	60,457	Profit for the period	428,850	538,043	656,414
		Adjustments to reconcile profit to net cash provided by operating activities:
34,310	77,385	Net finance expense	214,267	104,388	153,271
58,282	84,156	Depreciation	255,882	170,924	230,942
—	—	Gain on sale of vessels and equipment	(94,229)	(21,960)	(21,959)
(17,883)	2,817	(Gain) loss on marketable securities	2,002	6,085	(22,989)
1,690	(42)	Share of results of associated company	878	(3,265)	(3,383)
4,936	(1,878)	Other, net	5,989	15,594	18,199
41,947	10,992	Change in operating assets and liabilities	(43,596)	41,031	(8,512)
(11)	(6,202)	Debt issuance costs paid	(24,976)	(1,336)	(20,020)
(38,398)	(74,453)	Interest paid	(207,802)	(121,579)	(165,193)
9,916	11,321	Interest received	31,299	27,761	39,411
202,532	164,553	Net cash provided by operating activities	568,564	755,686	856,181

		INVESTING ACTIVITIES
(236)	(2,434)	Additions to newbuildings, vessels and equipment	(910,927)	(153,516)	(1,631,423)
—	—	Proceeds from sale of vessels	382,350	142,740	142,740
—	—	Cash inflow on repayment of loan to associated company	—	1,388	1,388
—	—	Proceeds from sale of marketable securities	—	—	251,839
(236)	(2,434)	Net cash used in investing activities	(528,577)	(9,388)	(1,235,456)

		FINANCING ACTIVITIES
—	300,199	Proceeds from issuance of debt	1,655,236	259,375	1,609,449
(45,417)	(362,401)	Repayment of debt	(1,323,533)	(402,042)	(536,587)
(220)	(242)	Repayment of obligations under leases	(704)	(631)	(862)
(178,098)	(138,026)	Dividends paid	(358,423)	(572,141)	(638,928)
(223,735)	(200,470)	Net cash provided by (used in) financing activities	(27,424)	(715,439)	433,072

(21,439)	(38,351)	Net change in cash and cash equivalents	12,563	30,859	53,797
306,823	359,236	Cash and cash equivalents at start of period	308,322	254,525	254,525
285,384	320,885	Cash and cash equivalents at end of period	320,885	285,384	308,322

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2024 Jan-Sep	2023 Jan-Sep	2023 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	415	454	454
Other comprehensive income (loss)	195	79	(39)
Balance at end of period	610	533	415

RETAINED EARNINGS
Balance at beginning of period	445,999	428,513	428,513
Profit for the period	428,850	538,043	656,414
Cash dividends	(358,423)	(572,141)	(638,928)
Balance at end of period	516,426	394,415	445,999

EQUITY ATTRIBUTABLE TO THE COMPANY	2,348,440	2,226,352	2,277,818

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	2,347,968	2,225,880	2,277,346

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	YTD 2024	Q3 2024	Q2 2024	Q1 2024	FY 2023	Q3 2023
Adjusted profit
Profit	428,850	60,457	187,574	180,819	656,414	107,743
Add back:
Loss on marketable securities	4,090	2,817	—	1,273	23,968	—
Share of losses of associated companies	2,134	—	2,134	—	1,690	1,690
Unrealized loss on derivatives (1)	16,191	12,806	3,385	—	20,950	375
Debt extinguishment losses	936	—	—	936	—	—

Less:
Unrealized gain on derivatives (1)	(815)	—	—	(815)	(6,075)	—
Gain on marketable securities	(2,088)	—	(2,088)	—	(46,957)	(17,883)
Share of results of associated companies	(1,256)	(42)	—	(1,214)	(5,073)	—
Gain on sale of vessels	(94,229)	—	(51,487)	(42,742)	(21,960)	—
Dividends received	(1,885)	(602)	(975)	(308)	(36,852)	(11,112)
Debt extinguishment gains	(354)	—	(354)	—	—	—
Gain on settlement of insurance and other claims	—	—	—	—	(397)	—
Adjusted profit	351,574	75,436	138,189	137,949	585,708	80,813
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	1.58	0.34	0.62	0.62	2.63	0.36

(1) Adjusted profit excludes the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. The components of the gain/loss on derivatives are as follows:

(in thousands of $)	YTD 2024	Q3 2024	Q2 2024	Q1 2024	FY 2023	Q3 2023
Unrealized gain (loss) on derivatives	(15,376)	(12,806)	(3,385)	815	(14,875)	(375)
Interest income on derivatives	18,685	6,267	6,254	6,164	22,914	6,116
Gain (loss) on derivatives	3,309	(6,539)	2,869	6,979	8,039	5,741

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2024	Q3 2024	Q2 2024	Q1 2024	FY 2023	Q3 2023
Revenues	1,624,741	490,318	556,026	578,397	1,802,184	377,085

Less
Voyage expenses and commission	(599,968)	(194,985)	(197,795)	(207,188)	(618,595)	(145,051)
Other non-vessel items	(5,179)	(3,113)	(575)	(1,491)	(13,524)	(2,934)
Total TCE	1,019,594	292,220	357,656	369,718	1,170,065	229,100

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day (“TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On hire days are calculated on a vessel by vessel basis and represent the net of available days and off hire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2024	Q3 2024	Q2 2024	Q1 2024	FY 2023	Q3 2023
Time charter TCE (in thousands of $)
VLCC	3,288	3,288	—	—	—	—
Suezmax	5,645	3,079	2,566	—	—	—
LR2	42,303	14,202	14,044	14,057	45,586	14,221
Total Time charter TCE	51,236	20,569	16,610	14,057	45,586	14,221

Spot TCE (in thousands of $)
VLCCs ex. vessels acquired from Euronav	240,175	60,317	78,889	100,969	395,514	85,656
VLCCs acquired from Euronav	272,039	84,381	103,393	84,265	1,054	—
VLCCs total	512,214	144,698	182,282	185,234	396,568	85,656
Suezmax	273,841	80,805	91,493	101,543	480,346	85,731
LR2	182,303	46,148	67,271	68,884	247,565	43,492
Total Spot TCE	968,358	271,651	341,046	355,661	1,124,479	214,879

Total TCE	1,019,594	292,220	357,656	369,718	1,170,065	229,100

Spot days (available days less off hire days)
VLCCs ex. vessels acquired from Euronav	4,829	1,472	1,493	1,864	7,869	2,014
VLCCs acquired from Euronav	6,349	2,179	2,180	1,990	184	—
VLCCs total	11,178	3,651	3,673	3,854	8,053	2,014
Suezmax	6,246	2,023	2,005	2,218	9,140	2,282
LR2	3,817	1,282	1,267	1,268	5,294	1,283

Spot TCE per day (in $ per day)
VLCCs ex. vessels acquired from Euronav	49,700	41,000	52,800	54,200	50,300	42,500
VLCCs acquired from Euronav	42,800	38,700	47,400	42,300	5,700	—
VLCCs total	45,800	39,600	49,600	48,100	49,200	42,500
Suezmax	43,800	39,900	45,600	45,800	52,600	37,600
LR2	47,800	36,000	53,100	54,300	46,800	33,900

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the fourth quarter and therefore may not be reflective of rates to be earned for the full fourth quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the fourth quarter as compared to the total available days in the fourth quarter. The actual rates to be earned in the fourth quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of ballast days during the third quarter of 2024 was 947 days for VLCCs, 331 days for Suezmax tankers and 255 days for LR2/Aframax tankers.